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CONSOLIDATED EDISON COMPANY OF NEW YORK, INC.

Ratio of Earnings to Fixed Charges
Twelve Months Ended
(Thousands of Dollars)

	March 2002	December 2001
Earnings
Net Income	$641,896	$663,061
Income Tax	405,311	427,168

Total Earnings Before Income Tax	1,047,207	1,090,229
Fixed Charges*	405,507	409,588

Total Earnings Before Income Tax and Fixed Charges	$1,452,714	$1,499,817

* Fixed Charges
Interest on Long-Term Debt	$342,390	$347,260
Amortization of Debt Discount, Premium and Expense	12,634	12,527
Interest on Component of Rentals	17,466	17,478
Other Interest	33,017	32,323

Total Fixed Charges	$405,507	$409,588

Ratio of Earnings to Fixed Charges	3.58	3.66

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CONSOLIDATED EDISON COMPANY OF NEW YORK, INC. Ratio of Earnings to Fixed Charges Twelve Months Ended (Thousands of Dollars)